# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MATTEL, INC., CIK 0000063276
CUSIP: 577081102
Title of class of securities: Common stock, $1.00 per share
Address of issuer's principal executive offices: 333 Continental Blvd., El Segundo, California (CA), 90245
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-003526
Filed by CIK 0001481669

## Reporting persons
- EdgePoint Investment Group Inc.: type of reporting person: investment adviser (IA), non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 31,377,368; shared voting power 13,285,392; sole dispositive power 31,377,368; shared dispositive power 13,285,392; aggregate amount beneficially owned 44,662,760 (13.86% of the class)

## Item 1. Issuer
Name of issuer: MATTEL, INC.
Address of issuer's principal executive offices: 333 Continental Blvd., El Segundo, CA 90245

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of EdgePoint Investment Group Inc. ("EdgePoint") with respect to the Common Stock, with par value $1.00 per share ("Common Stock"), of MATTEL, INC. (the "Issuer").
EdgePoint acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, a number of private investment funds and mutual fund trusts.
Address of principal business office or, if none, residence: 150 Bloor Street West, Suite 700, Toronto, Ontario M5S 2X9, Canada
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: NA

## Item 4. Ownership
Amount beneficially owned: 44,662,760.00
Percent of class: 13.86%
Sole power to vote or to direct the vote: 31,377,368
Shared power to vote or to direct the vote: 13,285,392
Sole power to dispose or to direct the disposition: 31,377,368
Shared power to dispose or to direct the disposition: 13,285,392

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- EdgePoint Investment Group Inc.: Sayuri Childs, Sayuri Childs / Chief Compliance Officer (11/14/2025)